Exhibit 4

FOR IMMEDIATE RELEASE	3 FEBRUARY 2017

WPP PLC (“WPP”)

WPP invests in virtual reality company SubVRsive in the US

WPP announces that it has made an investment in SubVRsive, Inc. (“SubVRsive”), a technology company that works with advertisers that want to engage consumers in the emerging virtual reality and augmented reality sector.

SubVRsive’s clients include the American Heart Association, Lionsgate Entertainment, Procter & Gamble and Showtime Networks. It is based in Austin, Texas and was founded in 2015.

SubVRsive works with directors, producers, content creators and developers to develop video, apps and interactive experiences for virtual reality devices and computers. Separately, in November WPP invested alongside IMAX and others to create US$50 million fund focused on developing virtual reality media projects.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile and Polestar (a specialist Alibaba ecommerce company in China), as well as ad technology companies such as AppNexus, comScore (data investment management), Domo, mySupermarket, Percolate and ScrollMotion.

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Refinery29, VICE and Woven Digital. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, F.biz, Mirum, OgilvyOne, POSSIBLE, Rockfish, VML and Wunderman. In 2015, the Group acquired a majority stake in Essence, the global digital agency and the largest independent buyer of digital media. In October WPP’s wholly-owned operating company Xaxis acquired Triad Retail Media, a leading digital retail media specialist.

WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In North America, WPP companies (including associates) collectively generate revenues of over US$7 billion and employ over 28,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239